EXHIBIT 99.1

China Lodging Group, Limited Reports First Quarter of 2016 Results

  A total of 2,989 hotels or 304,428 hotel rooms in operation as of March 31, 2016.
  Net revenues increased 18.8% year-over-year to RMB1,438.0 million (US$223.0 million)1 for the first quarter of 2016, exceeding the high end of the guidance.
  Adjusted EBITDA (non-GAAP) increased 71.1% year-over-year to RMB275.7 million (US$42.8 million) for the first quarter of 2016.
  Net income attributable to China Lodging Group, Limited was RMB69.4 million (US$10.8 million) for the first quarter of 2016, compared with net loss attributable to China Lodging Group, Limited of RMB7.0 million for the first quarter of 2015.
  Basic earnings per ADS2 were RMB1.03 (US$0.16) and diluted earnings per ADS were RMB1.01 (US$0.16) for the first quarter of 2016. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB1.25 (US$0.19) and adjusted diluted earnings per ADS (non-GAAP) were RMB1.22 (US$0.19) for the first quarter of 2016.
  In first quarter of 2016, the Company paid cash dividend of $0.68 per ADS which was declared in December 2015.
  The Company provided guidance for Q2 2016 net revenues growth of 12% to 15%.

SHANGHAI, China, May 11, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “HuaZhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Operational Highlights of First Quarter 2016

  During the first quarter of 2016, the Company completed the transaction for strategic alliance with AccorHotels3. Pursuant to this transaction, 96 hotels were merged to HuaZhu’s platform.

  During the first quarter of 2016, including both organic growth and strategic alliance, the Company added 11 net leased (“leased-and-operated”) and owned hotels, 215 net manachised (“franchised-and-managed”) and franchised hotels. As of March 31, 2016, the Company had 627 leased and owned hotels, 2,189 manachised hotels, and 173 franchised hotels in operation in 356 cities. The number of hotel rooms in operation increased by 34% from a year ago.

  As of March 31, 2016, the Company had 25 leased hotels and 607 manachised and franchised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB172 in the first quarter of 2016, compared with RMB168 in the first quarter of 2015 and RMB177 in the previous quarter. The year-over-year increase of 2.5% was due to more favorable brand mix with an increased proportion of midscale and upscale hotels. The sequential decrease mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 80.4% in the first quarter of 2016, compared with 81.6% in the first quarter of 2015 and 84.3% in the previous quarter. The year-over-year decrease was mainly due to lower occupancy in lower-tier cities. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB139 in the first quarter of 2016, compared with RMB137 in the first quarter of 2015 and RMB149 in the previous quarter.  The year-over-year increase was mainly attributable to the higher ADR. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB142 for the first quarter of 2016, representing a 0.3% year-over-year decrease, with a 0.8% increase in ADR and a 0.9-percentage-point decrease in occupancy rate. The midscale and upscale hotels registered an 8.8% same-hotel RevPAR improvement, with a 5.0% increase in ADR and 2.8-percentage-point increase in occupancy rate.

  As of March 31, 2016, the Company’s loyalty program had approximately 55.3 million members, who contributed more than 85% of room nights sold during the first quarter of 2016. In the first quarter of 2016, approximately 87% of room nights were sold through the Company’s own channels. The higher percentage of room nights sold through travel agents channels in the first quarter was due to increase utilization of lower costs OTA sales channels during the low season.

“We are pleased with our start to the year with a set of higher-than-expected results. Our net revenues achieved 18.8% year-over-year growth while adjusted EBITDA grew by 71.1% for the first quarter. This was mainly driven by increased contributions from JI Hotel, HanTing 2.0 and Hi Inn that recorded significant same hotel RevPAR increase of 10%, 8% and 6%, respectively.” said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“Our brands remain popular in the market. HanTing Hotel, our flagship brand, re-designed and upgraded in 2015, continues to be favored by our customers and franchisees. HanTing Hotel has a pipeline of 271 hotels and JI Hotel, a leading midscale hotel brand has 105 hotels in the pipeline. In the first quarter, we welcomed 5 brands ranging from economy to upscale segments through our strategic alliance with AccorHotels. We believe our strong capability in development and execution will further strengthen our leading position as an industry consolidator.” Ms. Zhang added.

First Quarter of 2016 Financial Results

(RMB in thousands)	Q1 2015	Q4 2015	Q1 2016
Revenues:
Leased and owned hotels	1,055,541	1,287,714	1,201,761
Manachised and franchised hotels	226,283	305,573	318,103
Others	-	-	628
Total revenues	1,281,824	1,593,287	1,520,492
Less: business tax and related surcharges	(71,454)	(86,972)	(82,507)
Net revenues	1,210,370	1,506,315	1,437,985

Total revenues for the first quarter of 2016 were RMB1,520.5 million (US$235.8 million), representing an 18.6% year-over-year increase and a 4.6% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion through organic growth and strategic alliance. The sequential decrease was due to seasonality.

Total revenues from leased and owned hotels for the first quarter of 2016 were RMB1,201.8 million (US$186.4 million), representing a 13.9% year-over-year increase and a 6.7% sequential decrease.

Total revenues from manachised and franchised hotels for the first quarter of 2016 were RMB318.1 million (US$49.3 million), representing a 40.6% year-over-year increase and a 4.1% sequential increase. Total revenues from manachised and franchised hotels accounted for 20.9% of the Company’s total revenues in the first quarter of 2016, up from 17.7% a year ago.

Other revenues represent revenues generated from businesses other than hotels, which mainly include revenues from HuaZhu mall.

Net revenues for the first quarter of 2016 were RMB1,438.0 million (US$223.0 million), representing an 18.8% year-over-year increase and a 4.5% sequential decrease.

(RMB in thousands)	Q1 2015	Q4 2015	Q1 2016
Operating costs and expenses:
Hotel operating costs	1,058,624	1,198,604	1,200,459
Selling and marketing expenses	45,828	46,791	33,055
General and administrative expenses	77,942	128,233	106,607
Pre-opening expenses	34,593	16,216	22,019
Total operating costs and expenses	1,216,987	1,389,844	1,362,140

Hotel operating costs for the first quarter of 2016 were RMB1,200.5 million (US$186.2 million), compared to RMB1,058.6 million in the first quarter of 2015 and RMB1,198.6 million in the previous quarter, representing a 13.4% year-over-year increase and a 0.2% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2016 were RMB1,197.7 million (US$185.8 million), representing 83.3% of net revenues, compared to 87.4% for the first quarter in 2015 and 79.4% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR, and the increased level of maturity of our leased hotels. The sequential increase in the percentage was mainly due to seasonality.

Selling and marketing expenses for the first quarter of 2016 were RMB33.1 million (US$5.1 million), compared to RMB45.8 million in the first quarter of 2015 and RMB46.8 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2016 were RMB32.8 million (US$5.1 million), or 2.3% of net revenues, compared to 3.8% for the first quarter of 2015 and 3.1% for the previous quarter. The year-over-year and sequential decrease was mainly attributable to the lower marketing spending as a result of timing issue in the first quarter of 2016.

General and administrative expenses for the first quarter of 2016 were RMB106.6 million (US$16.5 million), compared to RMB77.9 million in the first quarter of 2015 and RMB128.2 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2016 were RMB94.7 million (US$14.7 million), representing 6.6% of net revenues, compared with 5.5% of net revenues in the first quarter of 2015 and 7.7% in the previous quarter. The year-over-year increase was mainly due to increased personnel cost as a result of the Company’s growth in scale and brand portfolio. The sequential decrease was mainly due to decreased professional fees.

Pre-opening expenses for the first quarter of 2016 were RMB22.0 million (US$3.4 million), representing a 36.3% year-over-year decrease and a 35.8% sequential increase. The year-over-year decrease was mainly due to fewer leased hotels opened and in the pipeline through our organic growth, and the sequential increase was mainly due to more leased hotels in the pipeline in the first quarter of 2016.

Income from operations for the first quarter of 2016 was RMB70.8 million (US$11.0 million), compared to loss from operations of RMB10.8 million in the first quarter of 2015 and income from operations of RMB130.6 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first quarter of 2016 was RMB85.6 million (US$13.3 million), compared to adjusted income from operation (non-GAAP) of RMB1.6 million for the first quarter of 2015 and RMB144.5 million for the previous quarter. The adjusted operating margin, defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the first quarter of 2016 was 5.9%, compared with 0.1% in the first quarter of 2015 and 9.7% in the previous quarter. The improved year-over-year adjusted operating margin was mainly due to the improved blended RevPAR, and operating leverage. The sequential decrease in the margin was due to seasonality.

Net income attributable to China Lodging Group, Limited for the first quarter of 2016 was RMB69.4 million (US$10.8 million), compared to net loss attributable to China Lodging Group, Limited of RMB7.0 million in the first quarter of 2015 and net income attributable to China Lodging Group, Limited of RMB70.8 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2016 was RMB84.3 million (US$13.1 million), representing a 1465.1% year-over-year increase and a 0.5% sequential decrease. The year-over-year increase was mainly due to the expanded hotel network, the improved blended RevPAR, the lower pre-opening expenses, and gain from partial disposal of Home Inns ADS in the first quarter of 2016.

Basic and diluted earnings per share/ADS.  For the first quarter of 2016, basic earnings per share were RMB0.26 (US$0.04) and diluted earnings per share were RMB0.25 (US$0.04); basic earnings per ADS were RMB1.03 (US$0.16) and diluted earnings per ADS were RMB1.01 (US$0.16). For the first quarter of 2016, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) and adjusted diluted earnings per share (non-GAAP) were RMB0.31 (US$0.05); adjusted basic earnings per ADS (non-GAAP) were RMB1.25 (US$0.19) and adjusted diluted earnings per ADS (non-GAAP) were RMB1.22 (US$0.19).

EBITDA (non-GAAP) for the first quarter of 2016 was RMB260.8 million (US$40.5 million), compared with RMB148.8 million in the first quarter of 2015 and RMB306.5 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the first quarter of 2016 was RMB275.7 million (US$42.8 million), compared with RMB161.2 million for the first quarter of 2015 and RMB320.4 million for the previous quarter.

Cash flow. Operating cash inflow for the first quarter of 2016 was RMB324.9 million (US$50.4 million). Investing cash outflow for the first quarter was RMB196.4 million (US$30.5 million).

Cash and cash equivalents and Restricted cash. As of March 31, 2016, the Company had a total balance of cash and cash equivalents, restricted cash of RMB1,775.3 million (US$275.3 million).

Debt financing. As of March 31, 2016, the Company had a short-term loan balance of RMB600.9 million and the total credit facility available to the Company was RMB499.3 million.

Guidance for Second Quarter of 2016
For the second quarter of 2016, the Company expects net revenues to grow 12% to 15% year-over-year.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 9 p.m. ET, Wednesday, May 11, 2016 (or 9 a.m. on Thursday, May 12, 2016 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 9009 6815.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 18, 2016. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 9009 6815.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and adjusted EBITDA margin excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of March 31, 2016, the Company had 2,989 hotels or 304,428 rooms in operation in 356 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2016, China Lodging Group operates 25 percent of its hotel rooms under lease model, 75 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.4480 on March 31, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

3 As of March 31, 2016, the Company is still in the process of completing the valuation of the purchase price allocation, and goodwill of approximately RMB442.0 million was recorded based on the preliminary assessment.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2015	March 31, 2016
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,237,838	1,414,760	219,411
Restricted cash	360,500	360,500	55,909
Short-term investments	533,215	446,995	69,323
Accounts receivable, net	93,956	119,179	18,483
Amounts due from a related party	16,157	51,631	8,007
Prepaid rent	429,588	423,039	65,608
Inventories	24,529	22,627	3,509
Other current assets	167,995	198,195	30,738
Deferred tax assets	98,200	98,200	15,229
Total current assets	2,961,978	3,135,126	486,217

Property and equipment, net	3,805,886	3,884,909	602,498
Intangible assets, net	144,812	220,016	34,122
Long-term investments	356,578	815,505	126,474
Goodwill	108,344	550,363	85,354
Other assets	195,446	199,814	30,989
Deferred tax assets	120,477	120,477	18,684
Total assets	7,693,521	8,926,210	1,384,338

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	324,680	600,892	93,190
Accounts payable	585,347	470,243	72,929
Amounts due to related parties	7,653	8,402	1,303
Salary and welfare payable	210,955	145,431	22,555
Deferred revenue	705,607	811,513	125,855
Accrued expenses and other current liabilities	576,160	594,697	92,230
Dividends payable	276,261	-	-
Income tax payable	102,810	83,685	12,978
Deferred tax liabilities	1,465	1,465	227
Total current liabilities	2,790,938	2,716,328	421,267

Deferred rent	945,192	982,196	152,326
Deferred revenue	180,861	183,452	28,451
Other long-term liabilities	275,954	291,649	45,231
Deferred tax liabilities	59,828	59,828	9,278
Total liabilities	4,252,773	4,233,453	656,553

Equity:
Ordinary shares	186	202	31
Treasury shares	(107,331)	(107,331)	(16,645)
Additional paid-in capital	2,470,099	3,634,139	563,607
Retained earnings	1,007,559	1,076,947	167,020
Accumulated other comprehensive income (loss)	59,596	47,239	7,326
Total China Lodging Group, Limited shareholders' equity	3,430,109	4,651,196	721,339
Noncontrolling interest	10,639	41,561	6,446
Total equity	3,440,748	4,692,757	727,785
Total liabilities and equity	7,693,521	8,926,210	1,384,338

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,055,541	1,287,714	1,201,761	186,377
Manachised and franchised hotels	226,283	305,573	318,103	49,334
Others	-	-	628	98
Total revenues	1,281,824	1,593,287	1,520,492	235,809
Less: business tax and related surcharges	(71,454)	(86,972)	(82,507)	(12,796)
Net revenues	1,210,370	1,506,315	1,437,985	223,013

Operating costs and expenses:
Hotel operating costs:
Rents	(432,697)	(470,567)	(477,271)	(74,018)
Utilities	(108,454)	(85,288)	(114,482)	(17,755)
Personnel costs	(207,650)	(232,662)	(257,556)	(39,944)
Depreciation and amortization	(156,417)	(164,890)	(165,870)	(25,724)
Consumables, food and beverage	(105,675)	(130,017)	(115,037)	(17,841)
Others	(47,731)	(115,180)	(70,243)	(10,894)
Total hotel operating costs	(1,058,624)	(1,198,604)	(1,200,459)	(186,176)
Selling and marketing expenses	(45,828)	(46,791)	(33,055)	(5,126)
General and administrative expenses	(77,942)	(128,233)	(106,607)	(16,533)
Pre-opening expenses	(34,593)	(16,216)	(22,019)	(3,415)
Total operating costs and expenses	(1,216,987)	(1,389,844)	(1,362,140)	(211,250)
Other operating income (expense), net	(4,152)	14,111	(5,091)	(790)
Income (Loss) from operations	(10,769)	130,582	70,754	10,973
Interest income	3,671	9,007	9,801	1,520
Interest expense	(173)	(1,606)	(3,067)	(476)
Other income	425	2,855	15,661	2,429
Foreign exchange gain (loss)	151	4,533	(1,586)	(246)
Income (Loss) before income taxes	(6,695)	145,371	91,563	14,200
Income tax benefit (expense)	934	(73,742)	(27,713)	(4,297)
Income (Loss) from equity method investments	(1,455)	(791)	3,291	510
Net income (loss)	(7,216)	70,838	67,141	10,413
Less: net loss (income) attributable to noncontrolling interests	223	(78)	2,247	348
Net income (loss) attributable to China Lodging Group, Limited	(6,993)	70,760	69,388	10,761
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	22,429	106,600	(1,288)	(200)
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	-	-	(12,903)	(2,001)
Foreign currency translation adjustments, net of tax	(1,912)	3,342	1,834	284
Comprehensive income	13,301	180,780	54,784	8,496
Comprehensive loss (income) attributable to the noncontrolling interest	223	(78)	2,247	348
Comprehensive income attributable to China Lodging Group, Limited	13,524	180,702	57,031	8,844

Earnings (Loss) per share:
Basic	(0.03)	0.28	0.26	0.04
Diluted	(0.03)	0.28	0.25	0.04

Earnings (Loss) per ADS:
Basic	(0.11)	1.13	1.03	0.16
Diluted	(0.11)	1.10	1.01	0.16

Weighted average number of shares used in computation:
Basic	251,042	249,674	269,131	269,131
Diluted	251,042	256,546	275,949	275,949

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	(7,216)	70,838	67,141	10,413
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	12,376	13,909	14,863	2,306
Depreciation and amortization	160,213	169,355	170,478	26,439
Deferred taxes	(7,476)	(42,673)	-	-
Bad debt expenses	1,186	1,909	749	116
Deferred rent	32,979	32,440	30,547	4,737
Gain from disposal of property and equipment	-	(5,519)	-	-
Impairment loss	-	50,368	6,393	992
Loss (Income) from equity method investments	1,455	791	(3,291)	(510)
Gain from sale of investments	-	(2,766)	(12,903)	(2,001)
Excess tax benefit from share-based compensation	(1,197)	(7,833)	(3,009)	(467)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(2,232)	(5,419)	(22,211)	(3,445)
Prepaid rent	(6,494)	21,191	6,549	1,016
Inventories	795	1,888	2,731	424
Amounts due from related parties	-	-	(824)	(128)
Other current assets	6,458	(27,515)	4,544	705
Other assets	(5,748)	6,544	(4,368)	(677)
Accounts payable	21,390	8,187	(3,321)	(515)
Amounts due to related parties	(155)	1,332	749	116
Salary and welfare payables	(70,396)	79,990	(68,012)	(10,548)
Deferred revenue	7,262	80,235	97,110	15,060
Accrued expenses and other current liabilities	59,689	58,797	39,119	6,067
Income tax payable and receivable	(37,536)	58,255	(13,905)	(2,156)
Other long-term liabilities	19,588	13,968	15,766	2,445
Net cash provided by operating activities	184,941	578,272	324,895	50,389

Investing activities:
Purchases of property and equipment	(290,967)	(119,380)	(179,440)	(27,829)
Purchases of intangibles	(3,384)	(1,182)	(3,868)	(600)
Amount received as a result of government zoning	1,000	5,721	2,099	326
Acquisitions, net of cash received	(13,316)	(3,633)	3,762	583
Proceeds from disposal of subsidiary and branch	-	2,500	-	-
Purchase of long-term investments	(16,500)	(36,168)	(79,252)	(12,291)
Proceeds from maturity/sale of long-term investments	2,513	19,007	14,727	2,284
Payment for shareholder loan to joint venture	(1,252)	(134)	(34,650)	(5,374)
Purchase of short-term investments	(10,000)	-	-	-
Proceeds from maturity/sale of short-term investments	1,001	28,109	80,242	12,444
Decrease (increase) in restricted cash	-	219,500	-	-
Net cash provided by (used in) investing activities	(330,905)	114,340	(196,380)	(30,457)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	2,000	10,970	4,251	659
Proceeds from short-term debt	-	-	281,719	43,691
Repayment of short-term debt	-	(269,424)	-	-
Funds advanced from noncontrolling interest holders	-	5,432	4,000	620
Repayment of funds advanced from noncontrolling interest holders	(240)	(120)	(100)	(16)
Acquisition of noncontrolling interest	-	(2,042)	-	-
Contribution from noncontrolling interest holders	-	200	34,059	5,282
Dividend paid to noncontrolling interest holders	(796)	(120)	(890)	(138)
Dividend paid	-	-	(276,262)	(42,845)
Excess tax benefit from share-based compensation	1,197	7,833	3,009	467
Net cash provided by (used in) financing activities	2,161	(247,271)	49,786	7,720

Effect of exchange rate changes on cash and cash equivalents	(1,912)	(6,731)	(1,379)	(213)

Net increase (decrease) in cash and cash equivalents	(145,715)	438,610	176,922	27,439
Cash and cash equivalents at the beginning of the period	808,865	799,228	1,237,838	191,972
Cash and cash equivalents at the end of the period	663,150	1,237,838	1,414,760	219,411

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,200,459	83.5%	2,744	0.2%	1,197,715	83.3%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	33,055	2.3%	232	0.0%	32,823	2.3%
General and administrative expenses	106,607	7.4%	11,887	0.8%	94,720	6.6%
Pre-opening expenses	22,019	1.5%	-	0.0%	22,019	1.5%
Total operating costs and expenses	1,362,140	94.7%	14,863	1.0%	1,347,277	93.7%
Income (Loss) from operations	70,754	4.9%	14,863	1.0%	85,617	5.9%

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	186,176	83.5%	426	0.2%	185,750	83.3%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	5,126	2.3%	36	0.0%	5,090	2.3%
General and administrative expenses	16,533	7.4%	1,844	0.8%	14,689	6.6%
Pre-opening expenses	3,415	1.5%	-	0.0%	3,415	1.5%
Total operating costs and expenses	211,250	94.7%	2,306	1.0%	208,944	93.7%
Income (Loss) from operations	10,973	4.9%	2,306	1.0%	13,279	5.9%

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,198,604	79.6%	2,352	0.2%	1,196,252	79.4%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	46,791	3.1%	100	0.0%	46,691	3.1%
General and administrative expenses	128,233	8.5%	11,457	0.8%	116,776	7.7%
Pre-opening expenses	16,216	1.1%	-	0.0%	16,216	1.1%
Total operating costs and expenses	1,389,844	92.3%	13,909	1.0%	1,375,935	91.3%
Income (Loss) from operations	130,582	8.7%	13,909	1.0%	144,491	9.7%

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,058,624	87.5%	1,675	0.1%	1,056,949	87.4%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	45,828	3.8%	280	0.0%	45,548	3.8%
General and administrative expenses	77,942	6.4%	10,421	0.9%	67,521	5.5%
Pre-opening expenses	34,593	2.9%	-	0.0%	34,593	2.9%
Total operating costs and expenses	1,216,987	100.6%	12,376	1.0%	1,204,611	99.6%
Income (Loss) from operations	(10,769)	-0.9%	12,376	1.0%	1,607	0.1%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(6,993)	70,760	69,388	10,761
Share-based compensation expenses	12,376	13,909	14,863	2,306
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	5,383	84,669	84,251	13,067

Earnings (Loss) per share (GAAP)
Basic	(0.03)	0.28	0.26	0.04
Diluted	(0.03)	0.28	0.25	0.04

Earnings (Loss) per ADS (GAAP)
Basic	(0.11)	1.13	1.03	0.16
Diluted	(0.11)	1.10	1.01	0.16

Adjusted earnings per share (non-GAAP)
Basic	0.02	0.34	0.31	0.05
Diluted	0.02	0.33	0.31	0.05

Adjusted earnings per ADS (non-GAAP)
Basic	0.09	1.36	1.25	0.19
Diluted	0.09	1.32	1.22	0.19

Weighted average number of shares used in computation
Basic	251,042	249,674	269,131	269,131
Diluted	251,042	256,546	275,949	275,949

	Quarter Ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(6,993)	70,760	69,388	10,761
Interest income	(3,671)	(9,007)	(9,801)	(1,520)
Interest expenses	173	1,606	3,067	476
Income tax expense	(934)	73,742	27,713	4,297
Depreciation and amortization	160,213	169,355	170,478	26,439
EBITDA (non-GAAP)	148,788	306,456	260,845	40,453
Share-based Compensation	12,376	13,909	14,863	2,306
Adjusted EBITDA (non-GAAP)	161,164	320,365	275,708	42,759

China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2015	2015	2016
Total hotels in operation:	2,177	2,763	2,989
Leased and owned hotels (1)	617	616	627
Manachised hotels	1,533	2,067	2,189
Franchised hotels	27	80	173
Total hotel rooms in operation	227,542	278,843	304,428
Leased and owned hotels	74,180	75,436	77,263
Manachised hotels	150,782	196,737	209,944
Franchised hotels	2,580	6,670	17,221
Number of cities	314	352	356

(1) including 7 owned hotels under ibis brand.

	For the quarter ended
	March 31,	December 31,	March 31,
	2015	2015	2016
Occupancy rate (as a percentage)
Leased and owned hotels	82.7%	85.8%	82.2%
Manachised hotels	81.1%	84.2%	80.8%
Franchised hotels	66.1%	67.4%	61.9%
Blended	81.6%	84.3%	80.4%
Average daily room rate (in RMB)
Leased and owned hotels	182	201	193
Manachised hotels	161	167	165
Franchised hotels	174	172	169
Blended	168	177	172
RevPAR (in RMB)
Leased and owned hotels	150	172	159
Manachised hotels	131	141	133
Franchised hotels	115	116	105
Blended	137	149	139

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2015	2016
Total	1,783	1,783
Leased hotels	584	584
Manachised hotels	1,199	1,199
Occupancy rate (as a percentage)	84.1%	83.2%
Average daily room rate (in RMB)	169	171
RevPAR (in RMB)	142	142

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2016	March 31, 2016
Economy hotels	195	2,648
HanTing Hotel	56	2,059
Leased hotels	(2)	493
Manachised hotels	58	1,566
Hi Inn	30	332
Leased hotels	-	38
Manachised hotels	13	264
Franchised hotels	17	30
Elan Hotel	21	169
Manachised hotels	14	142
Franchised hotels	7	27
ibis Hotel	82	82
Leased and owned hotels	12	12
Manachised hotels	9	9
Franchised hotels	61	61
ibis Styles Hotel	6	6
Manachised hotels	2	2
Franchised hotels	4	4
Midscale and upscale hotels	31	341
JI Hotel	16	202
Leased hotels	2	77
Manachised hotels	14	125
Starway Hotel	5	123
Leased hotels	(1)	3
Manachised hotels	4	71
Franchised hotels	2	49
Joya Hotel	1	4
Leased hotels	-	2
Manachised hotels	1	2
Manxin Hotels & Resorts	-	2
Leased hotels	-	1
Manachised hotels	-	1
Mercure Hotel	7	8
Leased hotels	-	1
Manachised hotels	6	6
Franchised hotels	1	1
Novotel Hotel	1	1
Manachised hotels	1	1
Grand Mercure Hotel	1	1
Franchised hotels	1	1
Total	226	2,989

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy	March 31,		yoy	March 31,		yoy
	2015	2016	2015	2016	change	2015	2016	change	2015	2016	change
Economy hotels	1,637	1,637	136	133	-1.9%	160	160	-0.4%	85%	83%	-1.3%
Leased hotels	518	518	138	135	-2.1%	165	165	0.0%	84%	82%	-1.8%
Manachised and franchised hotels	1,119	1,119	134	132	-1.8%	158	157	-0.5%	85%	84%	-1.1%
Midscale and upscale hotels	146	146	203	221	8.8%	256	269	5.0%	79%	82%	2.8%
Leased hotels	66	66	225	252	12.1%	276	293	6.3%	82%	86%	4.4%
Manachised and franchised hotels	80	80	178	184	3.4%	232	237	2.2%	77%	78%	0.9%
Total	1,783	1,783	142	142	-0.3%	169	171	0.8%	84%	83%	-0.9%

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com